HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                October 19, 2006

Scott Anderegg
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tian'an Pharmaceutical Co., Ltd.
            Registration Statement on Form SB-2
            File No. 333-135434

     This office represents Tian'an Pharmaceutical Co., Ltd. (the "Company"). Amendment No. 2 to the Company's registration statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated September 18, 2006. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter.

                                                                     Page Number
                                                                     -----------

  C-1   Comment complied with.                                           5, 15

  C-2   Comment complied with.                                               8

  C-3 We agree that the average investor may be unfamiliar with the fact that PRC laws require Chinese corporations to set aside statutory reserves from their after-tax profits. It is for this reason that the disclosure of this requirement has been made in the registration statement. In contrast, it is presumed that the average investor is familiar with the requirement of a corporation to match (up to a certain limit) its employees' deductions for social security and medicare. It is for this reason that disclosure of matching social security and medicare taxes is not normally found in registration statements of U.S. corporations.

        We believe that the requirement to fund statutory reserves, from the prospect of any investor (whether or not familiar with the PRC statutory reserve requirements), may materially and adversely affect the Company's operations. However, any significant expense, such as the cost of goods sold, selling and marketing expenses, or general any administrative expenses, may also materially and adversely impact the Company's operations.

                                                                     Page Number
                                                                     -----------

        A risk, in the financial world, is the possible
        occurrence of an event which may cause the price
        of a corporation's security to decline if the event
        occurs. The requirement of the Company's subsidiary
        to set aside statutory reserves, similar to the
        requirement of the Company to pay its employees, is
        a fact and not a risk.                                             N/A

  C-4   Comment complied with.                                              10

  C-5   Comment complied with.                                          10, 11

  C-6   Comment complied with.                                              14

  C-7   Comment complied with. Other than what is disclosed
        in this section of the prospectus, the Company does
        not know of any key variable or other qualitative or
        quantitative factors which are necessary for the
        understanding or evaluation of the Company's operations.        10, 11
                                                                        12, 13

  C-8 The Company is not a limited partnership, limited liability company, sub-chapter S corporation, or other "pass-through" entity which enables investors to deduct a percentage of the Company's expenses on their personal tax returns. What is material to the average investor is whether the investor will be able to sell the Company's common stock at a profit. The average investor doesn't really care why the price of a stock rises or falls but, in general, the investor only cares if the price rises or falls.

        The most important factor which drives the price of any corporation's common stock is investors' perception of the future. While the past can sometimes be an indication of the future, such is not always the case. The price of any corporation's securities are impacted by variety of factors which are separate and apart from the corporation's earnings or losses. These factors include particular conditions in the industry in which the corporation operates, general market conditions and national and global economic conditions.

        Although it would be helpful to know exactly what factors will influence the price of a corporation's stock, even experienced investors and institutional fund managers have a difficult time predicting what events or circumstances will result in an increase or decrease in the price of a corporation's stock.
        Louis Rukeyser, the former host of the television program "Wall Street Week", once wrote:

        "What's most shocking is that weak fund performance is the rule, not the exception. The sad truth is that, over the past 10 years, a solid majority of stock funds did worse than the unmanaged S&P 500"

        Even profits do not guaranty that the price of a corporation's common stock will increase. In many cases, a corporation's common stock will decline after an earnings release if the earnings are not what was expected by analysts.

                                                                     Page Number
                                                                     -----------

        Nevertheless, profits, while not always a guaranty of future price increases, are generally better than operating losses. As a result, any item which reduces profits can be a concern to investors. Taxes, however, are only one expense which a corporation must pay.
        Often the cost of goods sold, selling and marketing expenses, general and administrative expenses are far greater than taxes. The mere fact that taxes will affect the Company's earnings does not require a tax opinion.

        The Company's Chinese subsidiary will not earn Subpart
        F income. As a result, the earnings of the subsidiary will not be subject to U.S. federal income tax.

        Based upon the foregoing,

        o there are no tax consequences associated with an investment in the Company's securities.

        o the disclosure in the prospectus concerning the Company's liability for U.S. federal income tax under the controlled foreign corporation rules is correct; and

        o  a tax opinion is not required.                                  N/A

  C-9   Comment complied with.                                              25

  C-10  We confirm that the only written contract between
        the Company and Xi Peng is that filed as exhibit 10.4.             N/A

  C-11  Comment complied with.                                    Balance Sheet,
                                                                   Statement of
                                                                   Operations,
                                                                   Statement of
                                                                   Cash Flows

  C-12  As stated in Note 5, statutory reserves may be
        utilized to offset prior years' losses and as
        additional paid in capital. No distribution of
        statutory reserves is allowed except in a
        dissolution. Based on these facts, the Company has
        classified statutory reserves as an equity component
        rather than a liability. By definition, under CON 6,
        a liability requires that an entity settle a present
        obligation by the probable future transfer of an
        asset on demand, when a specified event occurs, or at
        a particular date; the obligation cannot be avoided;
        and the event that obligates the entity has occurred.
        Since none of these criteria are met, the statutory
        reserves have been classified as equity.                           N/A

  C-13  Comment complied with.                                          Note 1

                                                                     Page Number
                                                                     -----------

  C-14  The Company has amended  the MD&A  section to identify the costs included in general and administrative
        expenses.  Cost of production and  warehousing is
        not  considered an operating  expense and costs are
        included in costs of goods sold.                                   N/A

  C-15  Comment complied with.                                          Note 2

  C-16  Comment complied with.                                         Page 24
        and
                                                                        Note 3

  C-17  Comment complied with.                                          Note 6

  C-18  Comment complied with.                                          Note 6

  C-19  Comment complied with.                                         Note 10

  C-20 Comment complied with.                                      Statement of
                                                                   Changes in
                                                                   Stockholders'
                                                                   Equity

  C-21 Comment complied with.                                     Signature Page

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.



                                           William T. Hart

WTH:ap